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                            August 10, 2023

       Matthew Booth
       Chief Executive Officer
       Urgent.ly Inc.
       8609 Westwood Center Drive, Suite 810
       Vienna, VA 22182

                                                        Re: Urgent.ly Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 27, 2023
                                                            File No. 333-273463

       Dear Matthew Booth:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 27, 2023

       Cover Page

   1. You disclose on the cover page that you are registering up to 330,925,660 shares of common stock, including
47,769,981 shares issuable upon the conversion of warrants. On page 5, however, you
state that you are registering up to 330,925,660 shares of common stock, including
Warrant Shares and Convertible Note Shares. Please revise your disclosure to state
consistently if you are registering shares of common stock underlying your outstanding
convertible notes.
 Matthew Booth
FirstName  LastNameMatthew Booth
Urgent.ly Inc.
Comapany
August 10, NameUrgent.ly
            2023         Inc.
August
Page 2 10, 2023 Page 2
FirstName LastName
Selling Securityholders, page 120

2. Please revise the selling securityholder table by removing the row "All other Selling
         Securityholders" and including the name of each selling securityholder. Refer to Item
         5.07 of Regulation S-K. Also, please ensure that you have disclosed the natural person or persons who have voting and investment control of the shares to be offered for resale by each of the legal entities included in the table. Refer to Question 140.02 of the
         Regulation S-K Compliance & Disclosure Interpretations. Finally, tell us whether any of the selling securityholders are broker-dealers or affiliates of a broker-dealer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Matthew Derby,
Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology